UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Emageon Inc.
(Name of Subject Company (Issuer))
AMICAS Acquisition Corp.
and
AMICAS, Inc.
(Names of Filing Persons (Offeror))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

29076V 10 9
(CUSIP Number of Common Stock Underlying Class of Securities)

Stephen N. Kahane, M.D., M.S.
Chief Executive Officer
AMICAS, Inc.
20 Guest Street
Boston, Massachusetts 02135
(617) 779-7878
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)

Copy to:
John R. Pomerance, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111
(617) 542-6000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$39,047,266.74	$1,534.56

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the transaction valuation was calculated by adding the sum of (a) the offer price of $1.82 per share of common stock, $0.001 par value per share, of Emageon Inc. (the “Shares”) multiplied by 21,449,718 shares of common stock issued and outstanding, and (b) the offer price of $1.82 minus $1.73, which is the weighted average exercise price of outstanding in-the-money options to acquire Shares multiplied by 79,818, the number of outstanding in-the-money options.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by AMICAS Acquisition Corp., Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”) to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Emageon Inc., a Delaware corporation (“Emageon”), at a price of $1.82 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and AMICAS.
     The Agreement and Plan of Merger, dated as of February 23, 2009, by and among AMICAS, Purchaser and Emageon, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.
Item 1.    Summary Term Sheet.
     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.    Subject Company Information.
     (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Emageon Inc., a Delaware corporation. Emageon’s principal executive offices are located at 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242 USA. Emageon’s telephone number at such address is (205) 980-9222.
     (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of Emageon (the “Common Stock”). Emageon has advised AMICAS that, as of the close of business on February 27, 2009, there were 21,449,718 shares of Common Stock issued and outstanding.
     (c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.    Identity and Background of Filing Person.
     This Schedule TO is filed by AMICAS and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchaser and AMICAS” and in Schedule A are incorporated herein by reference.
Item 4.    Terms of the Transaction.
     The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.    Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Purchaser and AMICAS,” “Background of the Offer; Contacts with Emageon” and “Purpose of the Offer and Plans for Emageon; Merger Agreement,” respectively, is incorporated herein by reference.
Item 6.    Purposes of the Transaction and Plans or Proposals.
     The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Purchaser and AMICAS,” “Background of the Offer; Contacts with Emageon” and “Purpose of the Offer and Plans for Emageon; Merger Agreement,” respectively, is incorporated herein by reference.
Item 7.    Source and Amount of Funds or Other Consideration.
     The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.
Item 8.    Interest in Securities of the Subject Company.
     The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchaser and AMICAS” and “Purpose of the Offer and Plans for Emageon; Merger Agreement,” is incorporated herein by reference.
Item 9.    Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.
Item 10.    Financial Statements.
     Not applicable.
Item 11.    Additional Information.
     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Purchaser and AMICAS,” “Background of the Offer; Contacts with Emageon” and “Purpose of the Offer and Plans for Emageon; Merger Agreement,” respectively, is incorporated herein by reference.
     (a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer and Plans for Emageon; Merger Agreement,” “Conditions of the Offer” and “Certain Legal Matters,” respectively, is incorporated herein by reference.
     (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters,” respectively, is incorporated herein by reference.
     (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Source and Amount of Funds” and “Certain Legal Matters,” respectively, is incorporated herein by reference.
     (a)(5) Not applicable.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
     (a)(1)(A) Offer to Purchase, dated March 5, 2009

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of press release issued by AMICAS and Emageon, dated February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 23, 2009)

(a)(1)(G)	Form of summary advertisement, published March 5, 2009

(a)(1)(H)	Communication to employees, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc. (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(I)	Employee Q&A sheet (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(J)	Communication to customers, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc. (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(K)	Customer Q&A sheet (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(L)	Transcript of investor conference call on February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 25, 2009)

(a)(1)(M)	Text of press release issued by AMICAS, dated February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 26, 2009)

(a)(1)(N)	Transcript of investor conference call on February 26, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on March 4, 2009

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of February 23, 2009, by and among AMICAS, Purchaser, and Emageon (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(d)(2)	Form of Tender and Shareholder Support Agreement, dated as of February 23, 2009, among AMICAS and certain shareholders of Emageon (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(d)(3)	Confidentiality Agreement, dated as of December 21, 2007, by and between AMICAS and Emageon

(g)	Not applicable

(h)	Not applicable

Item 13.   Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMICAS, INC.

	By:	/s/ Stephen N. Kahane

	Name:	Dr. Stephen N. Kahane
	Title:	President and Chief Executive Officer
Date: March 5, 2009

AMICAS ACQUISITION CORP.

	By:	/s/ Kevin C. Burns

	Name:	Kevin C. Burns
	Title:	Authorized Signatory
Date: March 5, 2009

Index to Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 5, 2009

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of press release issued by AMICAS and Emageon, dated February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 23, 2009)

(a)(1)(G)	Form of summary advertisement, published March 5, 2009

(a)(1)(H)	Communication to employees, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc. (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(I)	Employee Q&A sheet (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(J)	Communication to customers, dated February 23, 2009, from Stephen Kahane, Chief Executive Officer of AMICAS, Inc. (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(K)	Customer Q&A sheet (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(a)(1)(L)	Transcript of investor conference call on February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 25, 2009)

(a)(1)(M)	Text of press release issued by AMICAS, dated February 23, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 26, 2009)

(a)(1)(N)	Transcript of investor conference call on February 26, 2009 (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on March 4, 2009

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of February 23, 2009, by and among AMICAS, Purchaser, and Emageon (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(d)(2)	Form of Tender and Shareholder Support Agreement, dated as of February 23, 2009, among AMICAS and certain shareholders of Emageon (incorporated by reference to Schedule TO-C filed by AMICAS with the Securities and Exchange Commission on February 24, 2009)

(d)(3)	Confidentiality Agreement, dated as of December 21, 2007, by and between AMICAS and Emageon

(g)	Not applicable

(h)	Not applicable

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